                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                           FOR THE MONTH OF MAY 2004

                       (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F   X       Form 40-F
                                 -----               -----
                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                             Yes           No   X
                                 -----        -----

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                       (THE WHARF (HOLDINGS) LIMITED LOGO)
                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)
                                  Stock Code: 4

--------------------------------------------------------------------------------
         VOTING RESULTS AT ANNUAL GENERAL MEETING HELD ON 18TH MAY, 2004
--------------------------------------------------------------------------------

At the Annual General Meeting of The Wharf (Holdings) Limited (the "Company") held on 18th May, 2004 ("AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of AGM dated 22nd April, 2004.

As at the date of AGM, the total number of issued shares in the Company was 2,447,476,629 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

The Company's share registrars, namely, Tengis Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking. Set out below are the poll results in respect of the respective resolutions put to the vote at the AGM:

-----------------------------------------------------------------------------------------------------------------
                                                                                          NO. OF VOTES (%)
                                                                                ---------------------------------
     RESOLUTIONS                                                                    FOR                 AGAINST
-----------------------------------------------------------------------------------------------------------------
1    To adopt the Statement of Accounts and the Reports of the                  1,537,647,391                 Nil
     Directors and Auditors for the year ended 31st December, 2003.                    (100%)                (0%)
-----------------------------------------------------------------------------------------------------------------
2    To declare a final dividend for the year ended 31st                        1,558,154,626                 Nil
     December, 2003.                                                                   (100%)                (0%)
-----------------------------------------------------------------------------------------------------------------
3    (a)  To re-elect Mr. Hans Michael Jebsen, a retiring Director,             1,554,630,632           2,771,528
          as a Director.                                                             (99.82%)             (0.18%)
     ------------------------------------------------------------------------------------------------------------
     (b)  To re-elect Mr. Gonzaga W. J. Li, a retiring Director,                1,553,401,814           3,135,346
          as a Director.                                                             (99.80%)             (0.20%)
     ------------------------------------------------------------------------------------------------------------
     (c)  To re-elect Mr. T. Y. Ng, a retiring Director, as a                   1,554,421,911           2,978,528
          Director.                                                                  (99.81%)             (0.19%)
     ------------------------------------------------------------------------------------------------------------
     (d)  To re-elect Mr. James E. Thompson, a retiring Director,               1,554,608,954           2,826,533
          as a Director.                                                             (99.82%)             (0.18%)
-----------------------------------------------------------------------------------------------------------------
4    To re-appoint KPMG as Auditors of the Company and to authorise             1,556,839,969             207,000
     the Directors to fix their remuneration.                                        (99.99%)             (0.01%)
-----------------------------------------------------------------------------------------------------------------
5    To give a general mandate to the Directors for share repurchases           1,557,476,847          18,100,032
     by the Company.                                                                 (98.85%)             (1.15%)
-----------------------------------------------------------------------------------------------------------------
6    To give a general mandate to the Directors for issue of shares.            1,297,686,107         257,593,633
                                                                                     (83.44%)            (16.56%)
-----------------------------------------------------------------------------------------------------------------
7    To approve the addition of repurchased securities to the share             1,522,477,535          30,190,470
     issue general mandate stated under Resolution No. 6.                            (98.06%)             (1.94%)
-----------------------------------------------------------------------------------------------------------------

                                     - 1 -

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
-----------------------------------------------------------------------------------------------------------------
8    To approve the proposed amendments to the Articles of Association          1,554,078,367               4,129
     of the Company.                                                                 (99.99%)             (0.01%)
-----------------------------------------------------------------------------------------------------------------

On the basis of the votes set out above, all the above Resolutions were duly passed, with Resolutions numbered 1 to 7 passed as Ordinary Resolutions and Resolution numbered 8 passed as a Special Resolution.

As at the date of this announcement, the board of directors of the Company comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. David J. Lawrence, Professor Edward K. Y. Chen, Mr. Paul M. F. Cheng, Dr. Raymond K. F. Ch'ien, Mr. Erik B. Christensen, Mr. Vincent K. Fang, Mr. Hans Michael Jebsen, Mr. Christopher P. Langley, Mr. Quinn Y. K. Law, Ms. Doreen Y.
F. Lee, Mr. T. Y. Ng and Mr. James E. Thompson.



                                                      For and on behalf of
                                                    THE WHARF (HOLDINGS) LTD.
                                                         WILSON W S CHAN
                                                        Company Secretary


Hong Kong, 18th May, 2004

                                     - 2 -

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            THE WHARF (HOLDINGS) LIMITED - WHARF



Date: May 19, 2004

                                            By: /s/ Wilson Chan
                                                --------------------------------
                                                Name:  Wilson Chan
                                                Title: Company Secretary